McKenna Long & Aldridge LLP
Suite 5300
303 Peachtree Street
Atlanta, Georgia 30308

October 5, 2007

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Craig Slivka

Re: ADTRAN, Inc.
Definitive Schedule 14A
Filed March 30, 2007
File No. 0-24612

Ladies and Gentlemen:

On behalf of our client, ADTRAN, Inc. ("ADTRAN" or the "Company"), we are responding to the letter dated August 21, 2007 (the "Comment Letter") from Cheryl Grant, Attorney-Advisor, Division of Corporation Finance of the Securities and Exchange Commission (the "Commission").

Set forth below are the responses to the comments of the Commission staff (the "Staff") provided to us by ADTRAN. For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response.

Executive Compensation, page 10

Compensation Discussion and Analysis, page 10

Comment 1. On page ten, you state that the compensation committee "does not focus on any particular benchmark to set executive compensation." Yet you also make several statements in your compensation discussion and analysis indicating that you base compensation at least in part on:

  "[y]our familiarity with the market and ongoing market intelligence" (page ten);

  "market practice" (page ten);

  "market comparisons and trends" (page eleven);

  "perceived range of salaries of executive officers with comparable qualifications, experience and responsibilities at other companies" (page eleven); and

  "the market for executive talent" (page eleven).

As it appears that the committee's use of the market information may be benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K, please identify the benchmarked companies. Also discuss how your compensation committee considered the levels and elements of the benchmarked companies' compensation in determining the various levels and elements of your executive compensation.

Response:

As stated in the Compensation Discussion and Analysis ("CD&A") section of ADTRAN's proxy statement on Schedule 14A for it's 2007 Annual Meeting of Stockholders (the "Proxy Statement"), ADTRAN does not use benchmarking in its executive compensation process. Generally, in setting executive compensation, a company is considered to be "benchmarking" when it identifies a specific group of peer companies, collects data about the compensation paid by those companies, compares that data to its own compensation data and, in many cases, establishes a specific range within which the company desires its own compensation to fall with respect to the peers. For its named executive officers ("NEOs"), ADTRAN does not use such a formal process. The Chief Executive Officer, in arriving at compensation recommendations for the other NEOs, will sometimes generally review proxy disclosures of peer companies if a particular need arises, such as in the event of a new hire or a promotion, but also frequently relies on anecdotal evidence of competitive compensation. This information may be provided to the Compensation Committee in a summary fashion or anecdotally, but not as a discreet part of a Compensation Committee package. ADTRAN also does not engage a compensation consultant to obtain or evaluate the type of peer company information typically used in benchmarking. As noted throughout the CD&A, the basis for compensation at ADTRAN is focused more on individual responsibilities, experience, performance (both company and individual) and the compensation of others within the executive officer ranks. Throughout its operating history ADTRAN has used this process successfully to recruit and retain executive officers who have in turn delivered the Company's high quality products and strong financial results.

Comment 2. Throughout your compensation discussion and analysis and as to each compensation element, please provide an analysis of how you arrived at and why you paid each of the particular levels and forms of compensation for the last fiscal year to each named executive officer. Include as part of your discussion an analysis of, among other things, any qualitative and individual performance factors used in determining compensation. On page ten, you state that the compensation committee considers factors such as "the scope and strategic impact of the executive officers' responsibilities" and "the performance and experience of the individual." Likewise, on page ten, you state that "a successful compensation program requires the application of judgment and subjective determinations of individual performance." Therefore, in your compensation discussion and analysis, explain how the committee measured these individual performance and other mentioned factors and how the committee's consideration of these factors resulted in the amounts paid to each officer. See Item 402(b)(2)(vii) of Regulation S-K.

Response:

The Company notes that in its CD&A, it discussed the factors taken into account in setting the level of salary, bonus opportunity and equity awards for the NEOs as a group. Specifically, these include: (i)  the scope and strategic impact of the executive officers' responsibilities, (ii) the Company's past financial performance and future expectations, (iii) the performance and experience of each individual, (iv) past salary levels of each individual and of the officers as a group, and (v) for each executive officer, other than the Chief Executive Officer, the evaluations and recommendations of the Chief Executive Officer, in consultation with the Chief Financial Officer and, prior to his departure, the President and Chief Operating Officer for executive officers that fall within their respective areas of responsibility. Furthermore, the CD&A notes that the Compensation Committee "does not assign relative weights or rankings to these factors, but instead makes a subjective determination based upon the consideration of all of these factors." In its future filings, however, the Company will undertake to provide a more specific review for each NEO describing the process for determining the particular levels and forms of compensation for the last fiscal year for each of them to the extent relevant for the respective individuals.

Comment 3. Discuss whether discretion can be or has been exercised by the board or compensation committee either to award compensation absent attainment of the relevant performance goal(s) or to reduce or increase the size of any award or payout. Identify any particular exercise of discretion, and state whether it applied to one or more specified named executive officers or to all compensation subject to the relevant performance goal(s). See Item 402(b)(2)(vi) of Regulation S-K.

Response:

ADTRAN's only compensation element that includes a performance goal is the Management Incentive Bonus Plan (the "Bonus Plan"), which provides that bonuses are paid under the plan only if the established performance measures are attained. The Bonus Plan further provides that the Compensation Committee has the discretion to decrease a payout under the plan even if performance measures are met, but does not have any discretion to increase a payout. The Company will clarify this aspect of the plan in future filings. In 2006, as stated in the Proxy Statement, the threshold performance measure was not met and therefore no bonuses were paid. Given this fact, the Company believed that it was clear that no discretion was exercised in 2006.

Comment 4. We note the various arrangements you have with the named executive officers and various scenarios described in the sections starting on page 17 discussing termination and change-in-control payment arrangements. Discuss how these arrangements fit into your overall compensation objectives and affected the decisions you made regarding other compensation elements. Also, provide analysis explaining why you structured the terms and payout levels of these arrangements as you did.

Response:

          Given the very limited benefits payable to ADTRAN's NEOs upon termination or change of control, these benefits have very little if any influence on the Compensation Committee's other compensation decisions. In 2006, these limited benefits were not discussed by the Committee in the process of establishing 2006 compensation for the NEOs. Described very briefly, the only benefits provided upon a change in control are the acceleration of vesting of options under the Company's equity plans and the immediate payment of the then-current annual incentive amount under the Bonus Plan, if and only if the performance measures for the relevant fiscal year have been met as of the date of the change in control. As noted in the CD&A, these limited benefits encourage the executive officers to pursue business combination transactions that could be beneficial to ADTRAN and its stockholders and remain with the Company until completion of the transaction. ADTRAN believes that these are also typical basic benefits provided to executive officers of public companies in these circumstances and included them in the compensation plans for that reason. The only termination payment provided by ADTRAN is the payout of a participant's account balance in the deferred compensation plan, which amount reflects only the individual's contributions to the plan plus any earnings, due to the lack of a Company match under the plan. As noted in the CD&A, the purpose of this plan is to provide executives with the ability to voluntarily defer a portion of their income and save for retirement on a tax-deferred basis, at virtually no cost to ADTRAN.

Grant of Plan-Based Awards in 2006, page 14

Comment 5. Disclose the performance targets and threshold levels that must be reached for payment to each of the named executive officers. See Item 402(b)(1)(v) and (2)(v) of Regulation S-K. To the extent that you believe such disclosure is not required because it would result in competitive harm such that the targets could be omitted under Instruction 4 to Item 402(b), provide us in your response letter with a detailed analysis as to why the targets should be afforded confidential treatment. Then, in your filing, to the extent that you have a sufficient basis to keep the targets confidential, explain how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed performance target or threshold levels for each executive position. See Instruction 4 to Item 402(b). Note that general statements regarding the level of difficulty or ease associated with achieving performance measures are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for the company to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm.

Response:

As noted in the Proxy Statement, in the description of the Bonus Plan in the narrative following the Summary Compensation Table and Grants of Plan-Based Awards table, the Compensation Committee used earnings per share ("EPS") as the performance measure under the plan for 2006. There is an initial EPS target that must be achieved for any payout under the plan (which target was not achieved in 2006). Once that target has been met, the NEO is eligible to receive a bonus of either 10% or 5% of base salary, as applicable. Each additional $0.01 of EPS results in an increase in the bonus amount equal to either 1% or 0.5% of the NEO's salary, as applicable, until a higher EPS objective is met. If the higher target is met, the bonus for which the NEO is eligible increases to 18% or 9% of base salary, as applicable, with an additional 2% or 1% of base salary, respectively, for each additional $0.01 of EPS. ADTRAN believes that, as elaborated more fully below, the actual EPS target amounts set by the Compensation Committee constitute confidential information that would cause competitive harm to the Company, under the standards established under Exemption 4 of the Freedom of Information Act, and therefore can be omitted pursuant to Instruction 4 to Item 402(c) of Regulation S-K.

Interpretation of Exemption 4

Under the provisions of 5 U.S.C. § 552(a), federal agencies are obligated to make certain records available to the public. However, 5 U.S.C. § 552(b)(4) ("Exemption 4") provides an exemption to this rule for "trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential." The Commission has adopted rules relating to this statutory exemption, and these rules are set forth at 17 C.F.R. § 200.80(b)(4).

Although the statute does not define the term "confidential," several courts have interpreted this term. One of the principal cases is Gulf and Western Industries, Inc. v. United States, 615 F.2d 527 (D.C. Cir. 1979), in which the District of Columbia Circuit Court of Appeals held that in order for information to be considered "confidential" within the meaning of Exemption 4, the information must be (1) commercial or financial, (2) obtained from a person outside the government, and (3) privileged or confidential. The Court cited the other leading case interpreting Exemption 4, National Parks and Conservation Ass'n v. Morton, for the proposition that "information is privileged or confidential if it is not the type usually released to the public and is of the type that, if released to the public, would cause substantial harm to the competitive position of the person from whom the information was obtained." Gulf and Western Industries, 615 F.2d at 530 (citing National Parks and Conservation Ass'n v. Morton, 498 F.2d 765 (D.C. Cir. 1974)). The Court cited National Parks and Conservation Ass'n v. Kleppe, to illustrate the following point:

"In order to show the likelihood of substantial competitive harm, it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown."

Gulf and Western Industries, 615 F.2d at 530 (quoting National Parks and Conservation Ass'n v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976).

The District of Columbia Circuit Court of Appeals subsequently limited the application of this two-part test to information required to be furnished to the government, and held that information furnished to the government on a voluntary basis should be accorded confidentiality if it is of a kind that the provider would not customarily release to the public. Critical Mass Energy Project v. Nuclear Regulatory Commission, 975 F.2d 871 (D.C. Cir. 1992).

Reasons in Support of Confidential Treatment

The EPS targets constitute confidential information because they meet all three tests: the information is (1) commercial or financial, (2) was obtained from a person outside of the government, and (3) is confidential as defined in Gulf and Western Industries, Inc. The EPS targets used by ADTRAN in its plan are the type of information not normally released to the public, and disclosure of this information would be likely to cause serious competitive injury to the Company. The EPS targets are set based upon a combination of the Company's internal expectations and goals with respect to its performance over the year. With access to this information, together with reported cost and expense information available in the Company's periodic reports, competitors would be able to reverse engineer the Company's revenue and sales targets for the year, as well as the related cost structures. As a result, the competitors could better structure their own efforts to compete against ADTRAN, using much more reliable information than is generally available or than ADTRAN has with respect to those competitors, putting ADTRAN at a competitive disadvantage to the detriment of ADTRAN and its stockholders.

          The Company does not believe that the disclosure of the specific EPS targets is necessary for the protection of investors in light of the other disclosures set forth in the Proxy Statement. First, the Company has indicated in the CD&A, to the best of its ability without otherwise providing confidential information, the relative difficulty of achieving the targets. As stated in the CD&A, "The minimum EPS goal for 2006 was based upon what we believed at the time to be an achievable level of growth, while at the same time a challenging one, substantially higher than the average growth rate of our EPS for the last few years." Providing any more detailed information would have defeated the purpose of keeping the targets confidential in the first place. Furthermore, based on the information in the Grants of Plan-Based Awards table, stockholders see what the potential payout amounts would be for each NEO at the threshold, target and maximum levels. When this is combined with the fact that no bonuses were paid in 2006 due to the Company's failure to achieve the minimum EPS target, any small added benefit of disclosing the actual targets is far outweighed by the potential detriment of disclosing this information to competitors. The disclosures currently in the Proxy Statement provide stockholders with the major substantive provisions and potential impact of the bonus plan while preserving the competitive interests of the Company.

To our knowledge, the Company has not made public any of the EPS targets under the Bonus Plan due to the possible competitive injury the Company would suffer. Information about the targets is only shared with the participants in the Bonus Plan, based on their level of participation, under the understanding that it, like other compensation information, is confidential. Copies of the descriptions of the 2006 Bonus Plan targets have been carefully safeguarded at the Company's facilities, and attorneys, accountants and other third parties who have reviewed them in the course of providing services for the Company have done so only under the strictures of confidentiality.

Potential Payments upon Termination or Change in Control, page 17

Comment 6. To assist shareholders in recognizing the extent of the potential payments, consider presenting the different kinds and amounts of estimated payments and benefits to the named executive officers in a table or tables.

Response:

ADTRAN will consider presenting the different kinds and amounts of estimated payments and benefits to the NEOs in a table or tables in future filings. As noted above in the response to Comment 4, however, ADTRAN's payments on change of control or termination are very limited, and in 2006 were even more so, given the lack of payout under the Bonus Plan. Due to the fact that the only disclosable amount for 2006, other than the amount under the deferred compensation plan, which was already included in the Nonqualified Deferred Compensation table, was the value of option acceleration upon a change of control, the Company did not believe that inclusion of a table added appreciable value to the disclosure.

* * * *

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff;

  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Stacy Ingram at (404) 527-4647.

Sincerely,

/s/ Thomas Wardell

Thomas Wardell

cc: Thomas R. Stanton
James E. Matthews